SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 28, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   March 28, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION
Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860 364-0673	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE
Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Toll Free: 1-800-811-3855 Tel: (604) 669-5598 Fax: (604) 669-8915
Email: investors@TanzanianRoyaltyExploration.com	Website: www.TanzanianRoyaltyExploration.com
News Release - March 28, 2006

Tanzanian Royalty Announces New Gold Discovery on License

Held Under option by MDN Northern Mining

The Company is delighted to announce that one of its royalty partners, MDN Northern Mining, has discovered a brand new gold occurrence on a prospecting license held under option from Tanzanian Royalty Exploration in the Tulawaka region of Tanzania.

“This is the third discovery in this region by MDN which is a testament to their skills as explorers and project operators,” said Jim Sinclair, Chairman and CEO of Tanzanian Royalty Exploration.

“We are delighted to have MDN as royalty partners and look forward to them achieving the same success on our licenses as they did at the nearby Tulawaka Mine.”

The Isozibi discovery is located about 17 kilometres northwest of the Tulawaka Gold Mine (Barrick 70%/MDN 30%) process plant. At the present time it is known to extend for approximately 1.0 kilometre along strike and across a width of 0.9 kilometres.

This previously unknown gold occurrence is associated with fracture zones in iron formations, a particularly attractive environment for the emplacement of gold deposits.

The discovery was tested by seven drill fences comprising 26 drill holes for a total of 2,582 metres. All holes were sited to ensure a complete overlap of specific targets. Drill fences were spaced approximately 200 metres apart and the holes were angled at 60 degrees from the horizontal to an average depth of 70 metres in areas of gentle relief, and 140 metres on the hill slopes.

A reverse circulation (RC) drill rig was utilized for the drill program which precludes the accurate determination of true width and orientation of the mineralized intersections.

The most significant drill intersections from this initial drill program are listed in the following table:

Hole number	Interval (m)	Length (m)	Gold (g/t)
ZBRC-01	46-47	1.0	1.01
ZBRC-03	03-04	1.0	2.97
ZBRC-05	21-22	1.0	1.87
ZBRC-16	47-49	2.0	1.02
ZBRC-16	73-75	2.0	4.40
ZBRC-18	47-48	1.0	1.75
ZBRC-26	16-17	1.0	3.25
	23-25	2.0	1.46
	29-30	1.0	3.55

According to MDN Mining, “This new occurrence is being included in the follow-up drilling program planned to further investigate the gold mineralization discovered in other locations close to Tulawaka last year.”

Analysis

Samples from this program were prepared and analyzed by Humac Laboratories in Tanzania. Duplicates, commercial standards and blanks were inserted into the sample stream and all were reported within acceptable limits.

Qualified Person

The drilling program was carried out under the direction of Geologist Brian Lloyd and supervised by Carlos Bertoni, P.Geo., a Qualified Person under NI 43-101.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.